UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, DC 20549
                    SCHEDULE 13G


INFORMATION TO BE INCLUDED  IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


                SANTA FE ENERGY TRUST
                  (Name of Issuer)


                     UNIT TRUST
           (Title of Class of Securities)

                     802013102
                  (CUSIP Number)

            DKR MANAGEMENT COMPANY INC.
              1281 EAST MAIN STREET
            STAMFORD, CONNECTICUT 06902
                 (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                  December 31, 2001

(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

X     Rule 13d-1(b)
   	Rule 13d-1(c)
	Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 802013102


1.  NAME OF REPORTING PERSONS

DKR MANAGEMENT COMPANY INC.

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
22-3095881

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
<F1>
See Attached

(a)
(b)

3. SEC USE ONLY

4. CITIZEN OR PLACE OF ORGANIZATION

Corporation organized in Delaware.

Number of Shares Beneficially Owned By Each Reporting Person
With:

5.   SOLE VOTING POWER
N/A

6.   SHARED VOTING POWER

<F2>
383,400 shares of Santa Fe Depository Units

7.    SOLE DISPOSITION POWER
N/A

8. SHARED DISPOSITION POWER

See Number 6

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

As of February 9, 2001:
AIG Commodity Arbitrage Fund LP:
61,140 shares of Santa Fe Depository Units

AIG Commodity Arbitrage Fund Ltd.:
322,260 shares of Santa Fe Depository Units

DKR Management Company Inc. : Indirectly owns 383,400 shares of Santa Fe Depository Units (the total shares owned by AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage
Fund Ltd. combined)

Finagra Capital LLC: Indirectly owns 383,400 shares of Santa Fe
Depository Units (the total shares owned by AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd. combined)


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

<F3>
6.08%

12.  TYPE OF REPORTING PERSON*

<F4>
DKR Management Company Inc., a registered Investment Adviser(IA).


Item 1:	Security and Issuer

1(a) 	Name of Issuer
SANTA FE ENERGY TR-UTS

1(b)	Address of Issuer's Principal Executive Offices
Chase Bank of Texas,
National Association Global Trust Services
600 Travis, Suite 1150
Houston, Texas 77002




Item 2:	Identity and Background

2(a)	Name of person Filing
	DKR Management Company Inc.

2(b)	Address of Principal Business Office or,if none, Residence
	1281 East Main Street, Stamford, CT 06902
2(c)	Citizenship/ Corporation organized
	A corporation organized in Delaware
2(d)	Title of Class of Security
	SANTA FE ENERGY TR-UTS
2(e)	Cusip Number
	802013102

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), the person filing is a:

<F5>
DKR Management Company Inc. is filing Form 13G as a Qualified
Institutional Investor pursuant to Rule 13d-1(b).

Item 4:   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a)	Amount Beneficially Owned
383,400 shares of Santa Fe Depository Units

4(b)	Percent of Class
6.08%

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
None

(ii)	Shared power to vote or to direct the vote

<F6>
383,400 shares of Santa Fe Depository Units

(iii)	Sole power to dispose or to direct the disposition of
None

(iv) Shared power to dispose or to direct the disposition of

See above 4(c)(ii)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent on Behalf of
Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension ffund or endowment fund is not required.

The shares of the Santa Fe Depository Units ("Depository Units") are held indirectly by DKR Management Company Inc. ("DKRMCI"), a registered Investment Advisor, which serves as the Investment
Manager to AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage
Fund Ltd.

Finagra Capital LLC ("Finagra")has entered into an Advisory Service Agreement with DKRMCI to act as a portfolio manager to AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd. Finagra, as the portfolio manager, has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of such security.


Item 7:	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the 	Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

See attached - Exhibit I

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	February 12, 2001				/s/ Barbara Burger
							Vice President & Counsel
							Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.











































EXHIBIT I


The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DKR Management Company Inc. 	  Finagra Capital LLC


/s/ Barbara Burger	        /s/ Robert Cordes
Vice President and Counsel	  Chief Operating Officer



AIG	AIG Commodity Arbitrage Fund LP
By AIG International Management Company,  Inc., General Partner


/s/ Anthony Giordano
Senior Vice President


AIG Commodity Arbitrage Fund Ltd.


/s/ Anthony Girodano
Director

[FN]
<F1>
The shares of the Santa Fe Depository Units ("Depository Units") are held indirectly by DKR Management Company Inc. ("DKRMCI") , a registered Investment Advisor, which serves as the Investment Manager to AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd.

Finagra Capital LLC ("Finagra")has entered into an Advisory Service A greement with DKRMCI, to act as a portfolio manager to AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd.

DKRMCI and Finagra disclaim any beneficial ownership of the securities to which this Form relates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except as to the Depository Units representing the undersigneds' interest in the profits of AIG Commodity Arbitrage Fund LP and AIG Commodity
Arbitrage Fund Ltd.

[FN]
<F2>
As of February 9, 2001:
AIG Commodity Arbitrage Fund LP: 61,140 shares of Santa Fe
Depository Units
AIG Commodity Arbitrage Fund Ltd.: 322,260 shares of Santa Fe
Depository Units

DKR Management Company Inc. : Indirectly owns 383,400 shares of
Santa Fe Depository Units (the total shares owned by AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd. combined)

Finagra Capital LLC: Indirectly owns 383,400 shares of Santa Fe
Depository Units (the total shares owned by AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd. combined)

[FN]
<F3>
The Percentage was calculated by dividing 383,400 shares into 6,300,000 (outstanding as of 3/1/00, Bloomberg)

[FN]
<F4>
AIG Commodity Arbitrage Fund LP, a Partnership (PN)
AIG Commodity Arbitrage Fund Ltd., a open-end limited liability
Investment Company incorporated in Bermuda (OO)
Finagra Capital LLC, LLC incorporated in Delaware (OO)

[FN]
<F5>
As of February 9, 2001:
AIG Commodity Arbitrage Fund LP, AIG Commodity Arbitrage Fund Ltd., and Finagra Capital LLC do not seek to acquire or influence
"control" of the Issuer and own less than 10% of the Class of Security (individually and collectively).

[FN]
<F6>
As of February 9, 2001:
AIG Commodity Arbitrage Fund LP: 61,140 shares of Santa Fe
Depository Units
AIG Commodity Arbitrage Fund Ltd.: 322,260 shares of Santa Fe
Depository Units

DKR Management Company Inc. : Indirectly owns 383,400 shares of
Santa Fe Depository Units (the total shares owned by AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd. combined)

Finagra Capital LLC: Indirectly owns 383,400 shares of Santa Fe
Depository Units (the total shares owned by AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd. combined)